May 16, 2025

Yidan Chen
Chief Executive Officer
Elite Express Holding Inc.
23046 Avenida De La Carlota, Suite 600
Laguna Hills, CA 92653

       Re: Elite Express Holding Inc.
           Registration Statement on Form S-1
           Filed May 5, 2025
           File No. 333-286965
Dear Yidan Chen:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
General

1. We note that Section 7.13 of your Amended and Restated Bylaws states that unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the
       Securities Act of 1933. Please revise your prospectus to state that there is uncertainty as to whether a court would enforce such a provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
       Clearly describe any risks or other impacts on investors including, but not limited to, increased costs to bring a claim and that these provisions can discourage claims or
       limit investors    ability to bring a claim in a judicial forum that
they find favorable.
 May 16, 2025
Page 2

       Please contact Myra Moosariparambil at 202-551-3796 or Shannon Buskirk at 202-
551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Cheryl Brown at 202-551-3905 or Liz Packebusch at 202-551-8749
with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation
cc:   Kanglin Yu